Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 4 to the Registration Statement of Aurora Technology Acquisition Corp. (the “Company”) on Form S-1 (No. 333-261753) to be filed on or about February 1, 2022 of our report dated January 24, 2022 except for Notes 1, 4, 6, 7, 9 and the 1st paragraph of Note 8, as to which the date is February 1, 2022, on our audit of the financial statements as of December 31, 2021 and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from August 6, 2021 (inception) to December 31, 2021. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

February 1, 2022